Exhibit 16.1

April 23, 2004

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for ATP Oil & Gas Corporation and, under the date of March 29, 2004, we reported on the consolidated financial statements of ATP Oil & Gas Corporation (ATP) as of and for the years ended December 31, 2003 and 2002. On April 16, 2004, our appointment as principal accountants was terminated. We have read ATP Oil & Gas Corporation’s statements included under Item 4 of its Form 8-K dated April 23, 2004 and we agree with such statements, except we are not in a position to agree or disagree with ATP’s statement they did not consult Deloitte & Touche LLP with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on ATP’s consolidated financial statements.

Very truly yours,

KPMG LLP